SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

MASTERCRAFT BOAT HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57637H103

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57637H103	13D	Page 2 of 12

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,096,059
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,096,059

11.	Aggregate amount beneficially owned by each reporting person 1,096,059
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.8%
14.	Type of reporting person (see instructions) IA

CUSIP No. 57637H103	13D	Page 3 of 12

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 833,495
	9.	Sole dispositive power 0
	10.	Shared dispositive power 833,495

11.	Aggregate amount beneficially owned by each reporting person 833,495
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.4%
14.	Type of reporting person (see instructions) OO

CUSIP No. 57637H103	13D	Page 4 of 12

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 833,495
	9.	Sole dispositive power 0
	10.	Shared dispositive power 833,495

11.	Aggregate amount beneficially owned by each reporting person 833,495
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.4%
14.	Type of reporting person (see instructions) PN

CUSIP No. 57637H103	13D	Page 5 of 12

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,096,059
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,096,059

11.	Aggregate amount beneficially owned by each reporting person 1,096,059
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.8%
14.	Type of reporting person (see instructions) IN

CUSIP No. 57637H103	13D	Page 6 of 12

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,096,059
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,096,059

11.	Aggregate amount beneficially owned by each reporting person 1,096,059
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.8%
14.	Type of reporting person (see instructions) IN

CUSIP No. 57637H103	13D	Page 7 of 12

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of MasterCraft Boat Holdings, Inc. (the “Issuer”), a Delaware corporation. The principal executive offices of the Issuer are located at 100 Cherokee Cove Drive, Vonore, Tennessee, 37885.

Item 2.	Identity and Background.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

(a)	This Schedule 13D is filed by:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b)	The business address of the Reporting Persons is 105 Rowayton Avenue, Rowayton, CT 06853.

(c)

The present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

CCM is the investment adviser to CCP, which is an investment limited partnership. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

CUSIP No. 57637H103	13D	Page 8 of 12

Item 3.	Source and Amount of Funds or Other Consideration.

The source and amount of funds used in purchasing shares of the Common Stock described in Item 5 by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$11,070,045
Separate Account	Working Capital	$3,489,352

Item 4.	Purpose of Transaction.

The Reporting Persons acquired shares of the Common Stock for investment purposes, and such purposes were made in the Reporting Persons’ ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional shares of Common Stock or dispose of all shares of Common Stock beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 18,945,744 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2021.

(c)

The Reporting Persons and the Separate Account effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty days preceding the filing of this Schedule 13D:

CUSIP No. 57637H103	13D	Page 9 of 12

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share	Range of Prices
CCP	Open Market Purchase	11/02/2021	3,256	$26.89	$26.88- $26.92
Separate Account	Open Market Purchase	11/02/2021	1,026	$26.89	$26.88- $26.92
CCP	Open Market Purchase	11/03/2021	76	$27.45	n/a
Separate Account	Open Market Purchase	11/03/2021	24	$27.45	n/a
CCP	Open Market Purchase	11/04/2021	1,976	$27.70	$27.67- $27.72
Separate Account	Open Market Purchase	11/04/2021	624	$27.70	$27.67- $27.72
CCP	Open Market Purchase	11/08/2021	16,484	$28.39	$28.04- $28.50
Separate Account	Open Market Purchase	11/08/2021	5,206	$28.39	$28.04- $28.50
CCP	Open Market Purchase	11/09/2021	4,273	$28.33	$28.23- $28.40
Separate Account	Open Market Purchase	11/09/2021	1,348	$28.33	$28.23- $28.40
CCP	Open Market Purchase	11/10/2021	54,528	$28.58	$28.40- $28.65
Separate Account	Open Market Purchase	11/10/2021	17,324	$28.58	$28.40- $28.65
CCP	Open Market Purchase	11/16/2021	4,153	$29.25	$29.23- $29.25
Separate Account	Open Market Purchase	11/16/2021	1,309	$29.25	$29.23- $29.25
CCP	Open Market Purchase	11/17/2021	5,170	$28.87	$28.84- $28.88
Separate Account	Open Market Purchase	11/17/2021	1,630	$28.87	$28.84- $28.88
CCP	Open Market Purchase	11/18/2021	5,928	$28.56	$28.45- $28.75
Separate Account	Open Market Purchase	11/18/2021	1,872	$28.56	$28.45- $28.75
CCP	Open Market Purchase	11/19/2021	53,189	$28.55	$28.45- $28.70
Separate Account	Open Market Purchase	11/19/2021	16,813	$28.55	$28.45- $28.70
CCP	Open Market Purchase	11/22/2021	33,048	$28.57	$28.45- $28.60

CUSIP No. 57637H103	13D	Page 10 of 12

Separate Account	Open Market Purchase	11/22/2021	10,453	$28.57	$28.45- $28.60
CCP	Open Market Purchase	11/23/2021	17,203	$28.50	$28.14- $28.70
Separate Account	Open Market Purchase	11/23/2021	5,434	$28.50	$28.14- $28.70
CCP	Open Market Purchase	11/24/2021	1,405	$28.49	$28.47- $28.50
Separate Account	Open Market Purchase	11/24/2021	444	$28.49	$28.47- $28.50
CCP	Open Market Purchase	11/26/2021	68,405	$27.88	$27.67- $27.95
Separate Account	Open Market Purchase	11/26/2021	21,595	$27.88	$27.67- $27.95
CCP	Open Market Purchase	12/20/2021	55,525	$25.10	$24.65- $25.31
Separate Account	Open Market Purchase	12/20/2021	17,481	$25.10	$24.65- $25.31
CCP	Open Market Purchase	12/22/2021	27,085	$25.61	$25.60- $25.80
Separate Account	Open Market Purchase	12/22/2021	8,533	$25.61	$25.60- $25.80
CCP	Open Market Purchase	12/27/2021	11,400	$26.84	$26.66 -$27.07
Separate Account	Open Market Purchase	12/27/2021	3,600	$26.84	$26.66 -$27.07
CCP	Open Market Purchase	12/28/2021	7,602	$27.15	$27.00- $27.32
Separate Account	Open Market Purchase	12/28/2021	2,398	$27.15	$27.00- $27.32
CCP	Open Market Purchase	12/29/2021	30,625	$27.38	$27.00- $27.53
Separate Account	Open Market Purchase	12/29/2021	9,375	$27.38	$27.00- $27.53

(d)	Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e)	Not applicable.

The information in items 4 and 6 hereof is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 57637H103	13D	Page 11 of 12

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2021

COLISEUM CAPITAL MANAGEMENT, LLC		ADAM GRAY

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact